UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58762 / October 9, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13172

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In the Matter of	:	
	:	
AXYN CORP.,	:	ORDER MAKING FINDINGS AND
BOSS MEDIA, INC.,	:	REVOKING REGISTRATIONS BY
NEXSTAGE CORP.,	:	DEFAULT
PLATINUM PEARLS, INC., and	:	
QUINTALINUX, LTD.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 9, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by September 17, 2008. Respondents' Answers to the OIP were due ten days after service. See 17 C.F.R. § 201.220(b); OIP at 3. To date, none of the Respondents has filed an Answer. On October 7, 2008, the Division filed a Motion for Default (Motion). As relief, the Division requested that the registrations of Respondents' securities, registered pursuant to Section 12 of the Exchange Act, be revoked.

Respondents are in default for failing to file an Answer to the OIP, to respond to the Division's Motion within the time provided, or otherwise to defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Axyn Corp. (CIK No. 1092305) is a Colorado corporation located in Nepean, Ontario, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1999, which reported a net loss of $123,260 for the prior six months.

Boss Media, Inc. (CIK No. 1104193), is a permanently revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form

10-SB registration statement on February 11, 2000, which reported a net loss of $550 since inception in 1994.

Nexstage Corp. (CIK No. 1099262) is a defaulted Nevada corporation located in Phoenix, Arizona, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2002, which reported a net loss of $377,386.

Platinum Pearls, Inc. (CIK No. 1098906), is a revoked Nevada corporation located in Scottsdale, Arizona, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A registration statement on January 12, 2000, which reported a cumulative net loss of $69,784.

Quintalinux, Ltd. (CIK No. 1110870), is a British Virgin Islands corporation located in Hong Kong with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the fiscal year ended March 31, 2001, which reported a net loss of over $5.8 million for fiscal year 2001.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance, requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities, registered pursuant to Exchange Act Section 12, to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires domestic issuers to file quarterly reports (Forms 10-Q or 10-QSB). Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, or 13a-16 thereunder.

In light of the above, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Axyn Corp., Boss Media, Inc., Nexstage Corp., Platinum Pearls, Inc., and Quintalinux, Ltd., is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge